August 7, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Spartan Energy Acquisition Corp. Registration Statement on Form S-1 Filed July 20, 2018, as amended File No. 333-226274

Dear Ms. Paik:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Spartan Energy Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on August 9, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 1,801 copies of the Preliminary Prospectus, dated August 6, 2018, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

Citigroup Global Markets Inc., as Representative of the Several Underwriters

By:	/s/ Dylan C. Tornay
Name:	Dylan C. Tornay
Title:	Managing Director

Credit Suisse Securities (USA) LLC, as Representative of the Several Underwriters

By:	/s/ Stefanie Gallagher
Name:	Stefanie Gallagher
Title:	Managing Director